Wise Metals Group and Wise Metals Intermediate Holdings 2015 Year-End Bondholder Conference Call March 16, 2016 Exhibit 99.2

Frederic Dunod Investor Relations

This presentation contains forward-looking statements. All statements other than statements of historical facts contained in this presentation, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this presentation may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. Some of the key risk factors that could cause actual results to differ from our expectations or have an adverse impact on our business include: • the ability of Constellium N.V. to integrate us into their operations; • a prolonged disruption in our operations or equipment failure at our Alabama facility; • industry conditions and trends, including the demand for automotive aluminum sheet and conditions and trends affecting our customers and suppliers; •changes in the volume of sales to and payment terms with our major customers; • our commercial relationships with our customers and suppliers; •the financial condition of our customers and suppliers; • the success of our initiatives to expand and diversify our products; • changes in consumer demand, tastes and preferences and competition from non-aluminum sources of packaging; • the cost and availability of raw materials and energy, aluminum demand and prices and the market for scrap aluminum; • our ability to effectively hedge risks associated with our business, including but not limited to prices and premiums of our aluminum purchases and sales, along with other raw materials; • global economic and capital markets conditions, including those affecting our ability to obtain financing on commercially reasonable terms; • our ability to obtain financing to fund our operations and future capital requirements, including the availability of any cash equity contributions from Constellium N.V.; • our ability to service our debt obligations and meet the limitations imposed by our indebtedness; our substantial indebtedness and our ability to maintain adequate liquidity to operate our business and satisfy our financial obligations; compliance with and changes in environmental, health and safety and other laws and regulations to which our operations are subject; • our ability to compete in the concentrated beverage can stock industry, including with competitors who may have greater resources and geographic diversity than we do;   Forward-looking statements

• our ability to develop new products and enter into new markets; • the outcome of legal or regulatory proceedings to which we are or may become a party; • increases in our product liability or warranty costs; •our relationships with employees and labor unions; • changes in the value of our pension assets and expenses and liabilities with respect to our “multi-employer” pension plans; • our ability to attract and retain executives and other key personnel; • interruptions in or failures of our information systems, or failure to protect our information systems against cyber-attacks or information security breaches; •risks related to our control by Constellium N.V.; and •a significant control deficiency or material weakness which, if not corrected, could result in a material misstatement of our financial reports. The forward-looking statements included in this presentation are made only as of the date hereof. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this presentation to conform these statements to actual results or to changes in our expectations. You should view this presentation with the understanding that our actual future results, levels of activity, performance or events and circumstances may be materially different from what we expect. Forward-looking statements (continued)

Non-GAAP Financial Measure This presentation includes a non-GAAP financial measure, Adjusted EBITDA. The non-GAAP financial measure presented herein and discussed on this call is not a measure presented in accordance with U.S. generally accepted accounting principles (“GAAP”), because it is adjusted to exclude (include) certain cash and non-cash income and expenses that would otherwise be included in (excluded from) the most directly comparable GAAP measure in the statement of operations. As further discussed below, this non-GAAP financial measure supplements other metrics used by management to internally evaluate its business and is intended to facilitate the comparison of operations over time. Adjusted EBITDA as reported by Wise Metals Group and as defined within our bond indentures represents Net Loss (Income) plus: (i) interest expense, net; (ii) depreciation, depletion and amortization; (iii) last-in-first-out method (“LIFO”) adjustments; (iv) losses (gains) on derivatives, excluding cash settlements; (v) transaction costs; (vi) restructuring charges; (vii) equity-based compensation expense; and the impact of other matters not indicative of ongoing operations, such as operating leases reclassified to capital leases and loss on extinguishment of debt. We have provided Adjusted EBITDA in this presentation because we use it, and believe it provides useful information to investors, to evaluate our financial performance by excluding certain items that we believe are not representative of our core business and our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent net income or cash flows from operations, as defined by GAAP, and it should not be considered as an alternative to measure our operating results or liquidity. The definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Adjusted EBITDA should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Adjusted EBITDA has important limitations as an analytical tool, as discussed under the caption “Non-GAAP Financial Measure” in our 2015 Annual Financial Reporting Package. A reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure in the statement of operations is included in the Appendix to this presentation.

Wes Oberholzer President Wise Metals Group

Full Year 2015 Update Record shipments – 982.4 million pounds for 2015, an increase of 13.5% over 2014 Revenues up 1% – negatively impacted by the ongoing depression of the Mid-West Transaction Price (“MWTP”), which averaged 88 cents per pound in 2015 compared to $1.05 per pound in 2014 Market conditions for the Mid-West Premium (“MWP”) negatively impacted results from April 2015 through year-end. The MWP averaged 21 cents per pound in 2014, compared to 13 cents per pound in 2015 Efforts to reduce inventory quantities on-hand from 2014, negatively impacted 2015 results. Management of metal procurement issues and inventory levels in a time of volatile price movements continued to be a challenge, including management of annual metal procurement contracts Higher metal costs from the first half of 2015 unfavorably impacted the balance of the year, resulting in higher overall metal costs for 2015, that we were unable to fully pass-through to customers or effectively hedge through financial instruments Completed our restructuring of TMC and Mobile, Alabama AEM facilities Successfully achieved our goal of being SOX 404-compliant for 2015

Full Year 2015 Update – Continued Entered into a new labor contract with the United Steelworkers through November 2020 Amended our Factoring Facility, with first sales of receivables in October 2015 Announced election to pay the June 2016 WMIH PIK Toggle Note coupon in-kind

Color Scheme 255 153 51 0 176 240 204 51 0 231 223 235 191 215 37 94 47 127 Delivering the Highest-Quality Products On Time 99% on-time shipment deliveries while maintaining best-in-class safety standards

Our Goal is to be “The Safest Company in Our Industry” Safety Statistics *Recordable Incident Rate **Source: The Bureau of Labor Statistics. 2015 industry data not yet available. .

2016 Developments Received $47.9 million in cash, in exchange for a restrictive covenant agreement under which we agreed, for a period of five years, not to manufacture trailer roof coil products, allowing Wise to better optimize capacity for its core business Amended certain terms in our sales contract with one of our major customers, beginning in January 2016, at a cost to us of $22.5 million Received cash equity injections from Constellium totaling $50 million by end of February 2016 Continue to closely monitor and manage our cash flow, and explore liquidity improvement options, including extending or replacing our existing Factoring Facility Post Year-End Events

Yves Monette Chief Financial Officer Wise Metals Group

Color Scheme 255 153 51 0 176 240 204 51 0 231 223 235 191 215 37 94 47 127 2015 Operating Highlights Shipments were 13.5% higher than 2014. 32 million pounds of the increase is attributable to our ability to cover a competitor’s shortfall during Q1 due to a mill outage. Revenue increased slightly by 1.0% in 2015 despite higher shipments, reflecting the significant impact of lower metal prices in 2015. Gross profit declined by 34.4% from 2014, primarily driven by higher volume, the drop in the MWP, some unhedged metal exposure, poor metal input mix, costs related to body-in-white, integration and restructuring charges, partially offset by lower LIFO reserves. Absent the impact of LIFO in both years, restructuring in 2015 and one-time depreciation adjustment in 2014, gross profit would have been an adjusted negative amount of $7.2 million in 2015, compared to an adjusted gross profit of $97.0 million in 2014. SG&A expense decreased by 62.1% due to lower 2015 cost structure post-acquisition

Color Scheme 255 153 51 0 176 240 204 51 0 231 223 235 191 215 37 94 47 127 *Adjusted EBITDA Bridge – 2014 to 2015

Color Scheme 255 153 51 0 176 240 204 51 0 231 223 235 191 215 37 94 47 127 Free Cash Flow & Liquidity – 2015 and 2014 Free Cash Flow equals Adjusted EBITDA less Capital Expenditures ABL balance of $108 million at year-end 2015 compared to $326 million at 2014 ABL availability of $24.5 million at year-end 2015 compared to $38.6 million at 2014 Cash and cash equivalents of $10.3 million at year-end 2015 compared to $2.8 million at 2014 2015 equity injections totaling $153.8 million from Constellium; Constellium is not obligated to directly or indirectly fund cash equity contributions to Wise $158 million in accounts receivable invoices sold under Factoring Facility from end of October to year-end 2015 Announced election to pay the June 2016 interest coupon in-kind to holders of $150 million PIK Toggle Notes

Wes Oberholzer President Wise Metals Group

Key Takeaways Record shipments of 982.4 million pounds in 2015 Addressed the majority of our metal management issues and risks associated with Mid-West Premiums – through renegotiation of customer contracts and through implementation of Constellium’s hedging policies Ceased trailer roof coil production, enabling Wise to better optimize capacity for its core business Completed our restructuring plan to close TMC and the Mobile, Alabama AEM facilities, to reduce costs and improve profitability Entered into a new labor contract with the United Steelworkers through November 2020 Achieved our goal of being SOX 404-compliant for 2015 Continue to focus on improvements to our liquidity and cash flows

Appendix

*Adjusted EBITDA Reconciliation Color Scheme 255 153 51 0 176 240 204 51 0 231 223 235 191 215 37 94 47 127 (a) We use the LIFO method of accounting to value our manufacturing inventory. Under this method of inventory accounting, inventory is recorded at current costs and then revalued based on the prescribed LIFO method. These changes in LIFO value are non-cash in nature and excluded from our Adjusted EBITDA computation, therefore current costs for inventory sold are included within Adjusted EBITDA. (b)Represents net gains and losses on derivative contracts attributable to the accounting requirements to mark such contracts to fair value each accounting period. Cash settlement gains and losses, if any, are excluded from these amounts. (c) Represents costs directly related to the Transaction, including the accelerated recognition of $7.5 million of equity-based compensation expense. (d) Amounts for 2015 represent shutdown costs for TMC and certain AEM facilities, including impairment of property and equipment, net, and reserves for wages and severance, write-downs to inventories, trade accounts receivables and future operating lease commitments. Amounts for 2014 represent employee severance expense related to reduction-in-force program and related matters. (e)Represents non-cash compensation expense related to the Company’s 2014 equity-based award plan, recognized in accordance with Accounting Standards Codification Topic 718-10. (f)Certain leases previously designated as operating leases were reclassified as capital leases as of September 30, 2014. The Company recorded this adjustment by establishing a capital lease obligation and corresponding capital asset within property and equipment as of September 30, 2014. Accounting for capital leases differs from operating leases in that depreciation and interest expense are recorded under capital leases whereas operating leases result in lease expense recognition, a component of Net (Loss) Income. The adjustment reflects the impacts to Adjusted EBITDA as if the leases had been classified as capital in nature from their inception.